GREAT-WEST
LIFECO INC.

November 5, 2004

04046071

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

RECEIVED NOV 08 2004 185 SEC MAIL PROCESSING SECTION WASH., D.C.

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- September 15,
- September 22,
- September 30,
- October 5,
- October 15,
- Issuer Event dated October 6, 2004 announcing stock split,
- Corrections of Information filed October 20, 2004 (two),
- October 20, 2004 (purchase and cancellation),
- October 29, 2004 (purchase and cancellation) and
- November 4, 2004 (purchase and cancellation).

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

11/10

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

2004-09-15, 15:20:26, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	370029683
Filing date	2004-09-15
Date of transaction	2004-09-10
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	21800
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	370051483
General remarks *(if necessary to describe the transaction)*	The shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

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2004-09-22, 14:55:10, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	370051483
Filing date	2004-09-22
Date of transaction	2004-09-17
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	20000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	370071483
General remarks *(if necessary to describe the transaction)*	The shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

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2004-09-30, 15:02:20, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	370071483		
Filing date	2004-09-30		
Date of transaction	2004-09-24		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	25000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	370096483		
General remarks *(if necessary to describe the transaction)*	The shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).		

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2004-10-05, 14:49:11, EDT

Insider: Great-West Life	**Issuer:** Great-West Life	**Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	370096483		
Filing date	2004-10-05		
Date of transaction	2004-09-30		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	25000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	370121483		
General remarks *(if necessary to describe the transaction)*	The shares acquired under the Corporation's Normal course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).		

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2004-10-15, 17:16:49, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	370121483		
Filing date	2004-10-15		
Date of transaction	2004-10-08		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	-	Currency	Canadian Dollar
Closing balance of securities held	370161483		
General remarks *(if necessary to describe the transaction)*	The shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).		

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Insider: Great-West Life

Issuer: Great-West Life

File insider report - View issuer event report information

Issuer event type	Stock Split
Effective date	2004-10-06
Issuer event title	Two-for-one Stock Split effective October 6, 2004
Issuer event details	To change each of the Common Shares of the Corporation into two Common Shares effective 11:00 p.m. (Central Daylight Time), October 6, 2004.

To return to the list of issuer event reports and view another report, click View another report. When you have finished viewing issuer event reports, click Viewing completed.

View another report | Viewing completed

2004-10-20, 13:40:22, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	370161483		
Filing date	2004-10-20		
Date of transaction	2004-10-20		
Nature of transaction	99 - Correction of information		
Number or value of securities disposed of	4866600		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	365294883		
General remarks *(if necessary to describe the transaction)*	Shares purchased by the Company pursuant to its normal course issuer bid were cancelled at the time of acquisition but were not recorded as a disposition until this filing.		
Private remarks to securities regulatory authorities			

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2004-10-20, 14:29:04, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	365294883
Filing date	2004-10-20
Date of transaction	2004-10-20
Nature of transaction	99 - Correction of information
Number or value of securities disposed of	365294883
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Although the Company has never held its own shares, since the commencement of SEDI the Company's filings have mistakenly reflected closing balances equal to the total number of outstanding common shares. The closing balances should have been zero.
Private remarks to securities regulatory authorities	

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2004-10-20, 17:49:43, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	370161483		
Filing date	2004-10-20		
Date of transaction	2004-10-15		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	26300		
Unit price or exercise price	25.1679	Currency	Canadian Dollar
Closing balance of securities held	370187783		
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

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2004-10-20, 17:53:39, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	26300
Filing date	2004-10-20
Date of transaction	2004-10-20
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	26300
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2004-10-29, 13:46:41, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2004-10-29
Date of transaction	2004-10-22
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	24.6067 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2004-10-29, 13:51:04, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2004-10-29
Date of transaction	2004-10-22
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2004-11-04, 15:56:13, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2004-11-04
Date of transaction	2004-10-29
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	39300
Unit price or exercise price	24.4088 Currency Canadian Dollar
Closing balance of securities held	39300
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

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Exemption # 82-34728

2004-11-04, 16:01:34, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	39300		
Filing date	2004-11-04		
Date of transaction	2004-10-29		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	39300		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Purchase for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

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